Columbia Wanger Asset Management, LLC 71 South Wacker, Suite 2500 Chicago, IL 60606, USA columbiathreadneedle.com

Columbia Acorn Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

May 1, 2024

Ladies and Gentlemen:

Columbia Management Investment Services Corp. (“CMIS”), hereby contractually undertakes as of the date hereof to waive a portion of the transfer agent and sub-transfer agency fees (together, “Combined TA Fees”) that would otherwise be payable to CMIS under the Transfer, Dividend Disbursing and Shareholders’ Servicing Agreement dated as of May 1, 2012 between the Columbia Acorn Trust (the “Trust,” and each series thereof a “Fund,” and together the “Funds”), on behalf of the Funds, and CMIS (the “Transfer Agent Agreement”) and the Side Letter Agreement between the Trust and CMIS dated as of July 1, 2017 relating to the Transfer Agent Agreement, such that through April 30, 2025, the annual Combined TA Fees paid by:

(a)

Columbia Acorn International Select shall not exceed 0.05% of the average daily net assets of the Fund attributable to Class Institutional 2 Shares of the Fund and 0.00% of the average daily net assets of the Fund attributable to Class Institutional 3 Shares of the Fund; and

(b)

Columbia Thermostat Fund shall not exceed 0.04% of the average daily net assets of the Fund attributable to Class Institutional 2 Shares of the Fund and 0.00% of the average daily net assets of the Fund attributable to Class Institutional 3 Shares of the Fund.

This agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees. This undertaking shall be binding upon any successors and assignees of CMIS.

Very truly yours,

COLUMBIA MANAGEMENT INVESTMENT
SERVICES, CORP.

By:	/s/ Lyn Kephart-Strong
Lyn Kephart-Strong
President

Agreed and accepted by

COLUMBIA ACORN TRUST

By:	/s/ Daniel J. Beckman
Daniel J. Beckman
President